Exhibit 99.1

Arco Reports Third Quarter 2020 Financial Results

Arco delivered 2020 ACV in line with contracted value, confirms margin guidance for 2020 FY and expects solid growth between 20% and 25% for 2021 ACV

São Paulo, Brazil, November 30th, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the third quarter of 2020 ended September 30th, 2020.

Letter from Ari de Sá Cavalcante Neto, Arco’s founder and CEO

The year of 2020 has been a testament to the resilience of our business, and we have planted seeds that will help us grow our company for years to come. As technology took a leading role in education overnight, we were able to quickly evolve to better serve existing clients and attract prospects, as well as deliver strong financial and operational results. As student, parent and educator habits changed drastically, we are excited at the opportunity to continue to disrupt our sector and shape the future of education.

While mostly working remotely from the safety of their homes, our team has delivered strong results during the first nine months of 2020. Arco has recorded 117% YoY revenue growth for the period, 148% increase in adjusted EBITDA and confirms its adjusted EBITDA guidance of 35.5-37.5% for the 2020 fiscal year. We have achieved these results while continuing to invest in our team, our solutions and our brand equity, the ingredients of our virtuous cycle focused on long-term growth. During this period, there have been no layoffs or pay-cuts; on the contrary, we have continued to grow our team by recruiting talented professionals in technology, pedagogical, frontline and management roles.

The accelerated evolution of our solutions and go-to-market strategy during the period has been a source of pride for us. Within days of the COVID-19 outbreak, we offered our partner schools a portfolio of technology tools, digital content and remote pedagogical support that helped them to continue providing high-quality education to students and perceived value to parents. As a result, we are experiencing high levels of user engagement and customer retention and satisfaction. In our business, trust and reputation are determinant to long term success, and we believe these results will drive growth for years to come.

Additionally, the change in our go-to-market strategy from in-person to digital-first has delivered a record number of leads at a lower cost per lead than past commercial cycles. Since September, when schools started to reopen and our sales team resumed travel, we have seen a strong rebound in new school intake. We expect to deliver solid annual contract value (ACV) growth of 20 to 25% for the 2021 school year.

The evolution in the way we operate and serve our clients has further reinforced our brand reputation, quality and distribution. While some companies perished and other benefited only in the short term, Arco emerges stronger with brighter long-term perspectives. With a 4% share in a R$25 billion fragmented market in urgent need of high-quality education, today continues to be day 1 for us. We thank our partner investors for their support and guidance during this period and Arco’s team for their relentless pursuit of excellence and value to our partner schools.

Key Messages

Resilient business leading to strong financial results

•	Delivered 2020 ACV in line with contracted value: 4% gap to contracted value as temporary schools closure due to COVID-19 resulted in minor student dropout
•	3Q20 net revenues of R$208.7 million, 196% above 3Q19; 9M20 net revenues of R$ 705.2 million, 117% above 9M19
•	9M20 adjusted EBITDA grew 148% versus 2019, resulting in a margin of 36.2%
•	On track to deliver FY adjusted EBITDA guidance of 35.5-37.5%

Solid growth expected for 2021 cycle

•	Guidance for 2021 ACV growth between 20% and 25%, with a 2021 ACV guidance of R$1,150 to R$1,200 million
•	Broader guidance range due to additional growth potential from delayed sales cycle
•	Conservative assumptions for student dropout recovery

Bright long-term perspectives from stronger winning factors

•	Accelerated product evolution delivered 3x user engagement and leading NPS levels
•	Outstanding retention rates and healthy price increases
•	Revamped go-to-market strategy led to record pipeline of leads
•	As salesforce returned to the field, new school intake sharply rebounded

Exciting organic and M&A opportunities ahead to continue capturing large total addressable market

•	Still scratching the surface of a large and fragmented market
•	Robust M&A pipeline in all target verticals
•	Positivo acceleration demonstrates our repeatable model of acquiring & improving
•	Closing of Escola da Inteligência[1] unlocks new vertical for Arco, the high-growth social-emotional learning

Conference Call Information

Arco will discuss its third quarter 2020 results today, November 30th, 2020, via a conference call at 4:30 p.m. Eastern Time. To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 3181 8565. An audio replay of the call will be available through December 7th, 2020 by dialing +55 (11) 3193 1012 and entering access code 1608874#. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

1 Escola da Inteligência transaction is subject to customary closing conditions, including antitrust and other regulatory approvals.

Information related to COVID-19 pandemic

As of September 30th, 2020, there was a total impact of R$10,915 on the Company's condensed consolidated financial statements related to the COVID-19 pandemic mainly related to: (i) revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the next months, which resulted in an increase of R$4,943 thousand, (ii) the Company incurred additional expenses of R$5,685 related to IT, network infrastructure and an integrated teaching platform, as well as expenses to maintain protective measures.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain, and the Company’s management team will continue to closely monitor and assess the potential impacts it may have on the Company’s business, its financial performance and position.

For full disclosure regarding the COVID-19 discussion, please refer to the September 30th, 2020 condensed consolidated financial statements submitted to the Securities and Exchange Commission on Form 6-K.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus share of loss of equity-accounted investees, plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year (or period) plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders plus share of loss of equity-accounted investees, plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus/minus interest expenses (income), net, plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by Net Revenue.

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business. We calculate Adjusted Free Cash Flow as free cash flow for the year (or period) plus (i) interest change in financial investments, (ii) M&A expenses and,(iii) non-recurring expenses.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin Free Cash Flow and Adjusted Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	September 30,	December 31,
(In thousands of Brazilian reais)	2020	2019
	(unaudited)
Assets
Current assets
Cash and cash equivalents	526,844	48,900
Financial investments	906,671	574,804
Trade receivables	260,576	329,428
Inventories	52,714	40,106
Recoverable taxes	27,688	15,612
Financial instruments from acquisition of interest	-	3,794
Related parties	-	1,298
Other assets	20,089	14,630
Total current assets	1,794,582	1,028,572

Non-current assets
Financial instruments from acquisition of interest	27,887	32,152
Deferred income tax	223,784	156,748
Recoverable taxes	9,528	6,613
Financial investments	4,820	4,690
Related parties	15,186	14,813
Other assets	17,164	14,399
Investments and interests in other entities	70,252	48,574
Property and equipment	21,988	21,328
Right-of-use assets	19,351	21,631
Intangible assets	1,830,999	1,811,903
Total non-current assets	2,240,959	2,132,851

Total assets	4,035,541	3,161,423

	September 30,	December 31,
(In thousands of Brazilian reais)	2020	2019
	(unaudited)
Liabilities
Current liabilities
Trade payables	30,799	34,521
Labor and social obligations	115,146	68,511
Taxes and contributions payable	17,513	7,508
Income taxes payable	38,162	52,038
Advances from customers	5,481	25,626
Lease liabilities	8,501	6,845
Loans and financing	2,186	98,561
Accounts payable to selling shareholders	376,310	117,959
Other liabilities	847	607
Total current liabilities	594,945	412,176

Non-current liabilities
Labor and social obligations	296	2,801
Lease liabilities	15,922	19,012
Loans and financing	300,618	-
Financial instruments from acquisition of interest	25,234	33,940
Provision for legal proceedings	774	251
Accounts payable to selling shareholders	919,712	1,098,273
Other liabilities	825	160
Total non-current liabilities	1,263,381	1,154,437

Equity
Share capital	11	11
Capital reserve	2,201,316	1,607,622
Share-based compensation reserve	80,680	84,546
Accumulated losses	(104,792)	(97,369)
Total equity	2,177,215	1,594,810

Total liabilities and equity	4,035,541	3,161,423

Arco Platform Limited

Interim Condensed Consolidated Statements of Income

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais, except earnings per share)	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	208,730	70,572	705,173	325,193
Cost of sales	(44,485)	(14,188)	(154,825)	(61,884)
Gross profit	164,245	56,384	550,348	263,309
Operating expenses:
Selling expenses	(98,612)	(47,639)	(274,582)	(123,089)
General and administrative expenses	(72,108)	(69,515)	(199,030)	(135,273)
Other income (expense), net	3,234	(471)	3,993	2,451
Operating profit (loss)	(3,241)	(61,241)	80,729	7,398
Finance income	13,418	16,187	35,597	47,104
Finance costs	(44,812)	(104,968)	(113,903)	(133,823)
Finance result	(31,394)	(88,781)	(78,306)	(86,719)
Share of loss of equity-accounted investees	(4,042)	(794)	(8,041)	(1,953)

Loss before income taxes	(38,677)	(150,816)	(5,618)	(81,274)
Income taxes - income (expense)
Current	(14,218)	(3,103)	(68,841)	(32,254)
Deferred	25,407	45,433	67,036	61,582
Total income taxes – income (expense)	11,189	42,330	(1,805)	29,328
Net loss for the period	(27,488)	(108,486)	(7,423)	(51,946)

Basic loss per share – in Brazilian reais
Class A	(0.49)	(2.11)	(0.13)	(1.02)
Class B	(0.49)	(2.11)	(0.13)	(1.02)
Diluted loss per share – in Brazilian reais
Class A	(0.49)	(2.11)	(0.13)	(1.02)
Class B	(0.49)	(2.11)	(0.13)	(1.02)

Weighted-average shares used to compute net loss per share:
Basic	55,545	50,709	55,144	50,505
Diluted	55,737	51,276	55,336	51,072

Arco Platform Limited

Interim Condensed Consolidated Statements of Cash Flows

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Loss before income taxes	(38,677)	(150,816)	(5,618)	(81,274)
Adjustments to reconcile loss before income taxes
Depreciation and amortization	29,715	8,106	89,763	24,449
Inventory reserves	(305)	643	3,339	4,203
Allowance for doubtful accounts	15,679	7,286	28,233	9,489
Loss on sale/disposal of property and equipment and intangible assets disposed	72	462	1,524	593
Fair value change in financial instruments from acquisition interests	421	8,483	(438)	10,349
Changes in accounts payable to selling shareholders	12,978	81,781	19,872	81,781
Share of loss of equity-accounted investees	4,042	795	8,041	1,953
Share-based compensation plan	(2,339)	17,997	15,309	32,431
Accrued interest on loans and financing	9,077	-	16,052	-
Interest accretion on acquisition liability	13,013	10,270	49,990	24,710
Income non-cash equivalents	(4,200)	-	(9,856)	-
Interest on lease liabilities	641	449	2,060	1,231
Provision for legal proceedings	-	(111)	594	100
Provision for payroll taxes (restricted stock units)	(10,212)	16,881	(1,166)	23,399
Foreign exchange income	(551)	(532)	(371)	(16)
Changes in fair value of step acquisitions	(3,248)	-	(3,248)	-
Gain on sale of investment	-	34	-	(3,252)
Other financial income, net	(811)	(279)	(1,849)	(1,481)
	25,295	1,449	212,231	128,665
Changes in assets and liabilities
Trade receivables	22,354	48,195	40,821	39,786
Inventories	(489)	(8,937)	(8,052)	(10,968)
Recoverable taxes	(514)	(2,177)	(4,818)	(7,550)
Other assets	11,582	1,167	(7,319)	(6,659)
Trade payables	(76)	7,833	(3,791)	8,492
Labor and social obligations	29,210	6,986	44,832	18,340
Taxes and contributions payable	12,576	507	9,797	(540)
Advances from customers	(31,099)	(17,335)	(20,273)	(2,337)
Other liabilities	95	(26)	(887)	(380)
Cash generated from operations	68,934	37,662	262,541	166,849
Income taxes paid	(26,392)	(5,430)	(90,412)	(28,640)
Interest paid on lease liabilities	(476)	(177)	(1,186)	(397)
Interest paid on investment acquisition	(47)	-	(47)	-
Interest paid on loans and financing	(9,867)	-	(9,867)	-
Net cash flows from operating activities	32,152	32,055	161,029	137,812

Investing activities
Acquisition of property and equipment	(1,621)	(1,780)	(5,663)	(7,609)
Payment of investments and interests in other entities	(19,953)	(1,218)	(32,628)	(5,418)
Acquisition of subsidiaries, net of cash acquired	(22,002)	-	(22,002)	(16,137)
Acquisition of intangible assets	(23,589)	(7,982)	(63,069)	(26,361)
Net purchases of financial investments	(199,739)	(25,903)	(322,141)	(88,432)
Loans to related parties	-	-	-	(14,000)
Net cash flows used in investing activities	(266,904)	(36,883)	(445,503)	(157,957)

Financing activities
Capital increase	-	-	-	13,829
Capital increase proceeds from public offering	591,898	-	591,898	-
Share issuance costs	(17,531)	-	(17,531)	(673)
Payment of lease liabilities	(1,949)	(1,629)	(5,728)	(2,709)
Payment of loans and financing	(300,314)	(38)	(300,314)	(52)
Payment to selling shareholders	47	-	(954)	-
Loans and financing	300,000	-	498,372	-
Dividends paid by subsidiaries	-	-	(3,696)	-
Net cash flows from (used in) financing activities	572,151	(1,667)	762,047	10,395

Foreign exchange effects on cash and cash equivalents	551	533	371	17
Increase (decrease) in cash and cash equivalents	337,950	(5,962)	477,944	(9,733)

Cash and cash equivalents at the beginning of the period	188,894	-	48,900	12,301
Cash and cash equivalents at the end of the period	526,844	(5,962)	526,844	2,568
Increase (decrease) in cash and cash equivalents	337,950	(5,962)	477,944	(9,733)

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted EBITDA Reconciliation
Loss for the period	(27,488)	(108,486)	(7,423)	(51,946)
(+/-) Income taxes	(11,189)	(42,330)	1,805	(29,328)
(+/-) Finance result	31,394	88,781	78,306	86,719
(+) Depreciation and amortization	29,715	8,106	89,763	24,449
(+/-) Share of loss of equity-accounted investees	4,042	794	8,041	1,953
EBITDA	26,474	(53,135)	170,492	31,847
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	19,840	34,878	51,280	55,830
(+) M&A expenses	1,697	8,486	5,688	12,909
(+) Non-recurring expenses	6,694	2,467	16,752	2,467
(+) Effects related to COVID-19 pandemic	2,922	-	10,915	-
Adjusted EBITDA	57,627	(7,304)	255,127	103,053

Net Revenue	208,730	70,572	705,173	325,193
EBITDA Margin	12.7%	-75.3%	24.2%	9.8%
Adjusted EBITDA Margin	27.6%	-10.3%	36.2%	31.7%

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted Net Income Reconciliation
Loss for the period	(27,488)	(108,486)	(7,423)	(51,946)
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	19,840	34,878	51,280	55,830
(+) Amortization of intangible assets from business combinations	18,483	3,623	54,718	9,688
(+/-) Changes in fair value of derivative instruments	421	8,483	(438)	10,349
(+/-) Changes in accounts payable to selling shareholders	12,978	81,781	19,872	81,781
(+/-) Share of loss of equity-accounted investees	4,042	794	8,041	1,953
(+/-) Tax effects	(12,768)	(40,733)	(55,192)	(54,457)
(+/-) Foreign exchange on cash and cash equivalents	(551)	(532)	(371)	(16)
(+/-) Interest expenses (income), net	12,513	10,008	49,009	23,889
(+) M&A expenses	1,697	8,486	5,688	12,909
(+) Non-recurring expenses	6,694	2,467	16,752	2,467
(+) Effects related to COVID-19 pandemic	2,922	-	10,915	-
Adjusted Net Income	38,783	769	152,851	92,447

Net Revenue	208,730	70,572	705,173	325,193
Adjusted Net Income Margin	18.6%	1.1%	21.7%	28.4%

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Free Cash Flow Reconciliation
Cash generated from operations	68,934	37,662	262,541	166,849
(-) Income tax paid	(26,392)	(5,430)	(90,412)	(28,640)
(-) Interest paid on lease liabilities	(476)	(177)	(1,186)	(397)
(-) Interest paid on investment acquisition	(47)	-	(47)	-
(-) Interest paid on loans and financing	(9,867)	-	(9,867)	-
Cash Flow from Operating Activities	32,152	32,055	161,029	137,812
(-) Acquisition of property and equipment	(1,621)	(1,780)	(5,663)	(7,609)
(-) Acquisition of intangible assets	(23,589)	(7,982)	(63,069)	(26,361)
Free Cash Flow	6,942	22,293	92,297	103,842
(+) Interest change in financial investments	4,200	-	9,856	-
(+) M&A expenses	1,697	-	5,688	-
(+) Others	(1,765)	-	12,643	-
(+) Labor and social obligations of restricted stock units	(13,548)	-	(13,548)	-
Adjusted Free Cash Flow	(2,474)	22,293	106,936	103,842